UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2023

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: x Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Annual General Meeting of Shareholders of the Company

The 2023 Annual General Meeting of Shareholders (the “Annual Meeting”) of Atento S.A. (the “Company”) will be held starting at 10:00 am Central European Time on October 19, 2023 at the offices of Loyens & Loeff Luxembourg S.à r.l. at 18-20, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg. The agenda for the Annual Meeting is set forth on the Convening Notice to the Annual Meeting, which is attached hereto as Exhibit 99.1. The form of proxy to be solicited by the Company and the notice of the Annual Meeting provided to the Company’s shareholders are each attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively. Other materials provided by the Company to its shareholders in advance of the Annual Meeting are included as Exhibits 99.4 - 99.9.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2023	ATENTO S.A. By: /s/ Dimitrius Oliveira Name: Dimitrius Oliveira Title: Chief Executive Officer

Exhibit Description of Exhibit

Exhibit 99.1 Convening Notice to the Annual Meeting to be held on October 19, 2023.

Exhibit 99.2 Form of Proxy.

Exhibit 99.3 Notice of the Annual Meeting to be held on October 19, 2023 (Notice and Access Card).

Exhibit 99.4 Special report with respect to previously declared conflicts of interest.

Exhibit 99.5 Stand-alone annual accounts of the Company as of December 31, 2022.

Exhibit 99.6 Auditor’s report for the stand-alone annual accounts of the Company as of December 31, 2022.

Exhibit 99.7 Consolidated annual accounts of the Company as of December 31, 2022.

Exhibit 99.8 Management report of the Board in respect of the consolidated accounts of the Company as of December 31, 2022.

Exhibit 99.9 Auditor’s report in respect of the consolidated annual accounts of the Company as of December 31, 2022